UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

USEC Inc.

United States Enrichment Corporation

(Name of Applicants)

Two Democracy Center

6903 Rockledge Drive

Bethesda, Maryland 20817

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
8.0% PIK Toggle Notes due 2019/2024	Aggregate principal amount of $240,380,000[1]

Approximate Date Of Proposed Public Offering:

On the Effective Date of USEC Inc.’s Plan of Reorganization

Peter B. Saba

Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Two Democracy Center

6903 Rockledge Drive

Bethesda, Maryland 20817

(301) 564-3391

(Name and Address of Agent for Service)

With a copy to:

Scott C. Herlihy, Esq.

Latham & Watkins, LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

(202) 637-2392

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

[1]	Subject to the payment of interest in the form of PIK Payments (as defined in the New Indenture) not to exceed $152.4 million in aggregate principal amount.

GENERAL

1.	General Information.

(a)	(1) The Issuer. The issuer of the New Notes (as defined below) will be USEC Inc., a Delaware corporation (the “Issuer”).

(2) The Guarantor. United States Enrichment Corporation, a Delaware corporation (the “Guarantor), will guarantee the New Notes.

The Issuer and the Guarantor are referred to collectively herein as the “Applicants.”

(b)	See the information provided in response to Item 1(a) hereto.

2.	Securities Act Exemption Applicable.

On March 5, 2014, the Issuer commenced a case under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) by filing a petition for relief in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Case No. 14-10475 (CSS)). The Issuer continues to manage its properties and operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of the Bankruptcy Code. The Guarantor is a wholly-owned subsidiary and affiliate of the Issuer. The Guarantor has not filed for bankruptcy but is a co-proponent and participant in the Plan (as defined below) for the limited purpose set forth in the Plan.

On March 5, 2014, the Issuer filed a Plan of Reorganization (as subsequently amended, the “Plan”) with the Bankruptcy Court. The terms of the Plan are described in the Disclosure Statement accompanying the Plan, dated as of July 11, 2014 (the “Disclosure Statement”), which is attached hereto as Exhibit T3E-1, and a copy of the Plan is appended to the Disclosure Statement. The Issuer expects to emerge from bankruptcy as soon as possible after the date that the Bankruptcy Court approves the Plan. We refer to the date that the Issuer emerges from bankruptcy as the “Effective Date.”

The Issuer intends to offer its 8.0% PIK Toggle Notes due 2019/2024 (the “New Notes”) pursuant to the Plan and the Disclosure Statement. The Issuer anticipates issuing on the Effective Date $240,380,000 in New Notes. Under the Plan, the Issuer expects to issue additional New Notes pursuant to PIK Payments during the time the New Notes are outstanding. The New Notes will be offered to (i) the holders of the Issuer’s 3% Convertible Senior Notes due 2014 (the “Old Notes”) and (ii) the two holders of the Issuer’s outstanding Series B-1 12.75% convertible preferred stock (the “Old Preferred Stock”) and outstanding warrants to purchase shares of the Old Preferred Stock (the “Warrants” and, together with the Old Preferred Stock, the “Preferred Stock Interests”), in each case in partial satisfaction of such claims and interests. The New Notes and any additional New Notes issued as PIK Payments are to be issued pursuant to the indenture to be qualified under this Form T-3 (the “New Indenture”), among the Issuer, the Guarantor and CSC Trust Company of Delaware, as trustee and collateral agent (the “Trustee”), a form of which is attached hereto as Exhibit T3C. The obligations of the Issuer under the New Indenture will be guaranteed on a limited basis by the Guarantor (the “Guarantee”).

The Issuer and the Guarantor are relying on Section 1145(a)(1) of the Bankruptcy Code to exempt the offer, exchange and distribution of the New Notes and the Guarantee pursuant to the Plan from the registration requirements of the Securities Act of 1933, as amendment (the “Securities Act”) and state securities and “blue sky” laws. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor or an affiliate of the debtor participating with the debtor under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or such affiliate or are issued “principally” in such exchange and “partly” for cash or property. The Issuer, as the debtor under the Plan, and the Guarantor, as an affiliate of the debtor acting as a co-proponent and participant in the Plan, believe that the offer and issuance of the New Notes and the Guarantee for interests in the Old Notes and the Preferred Stock Interests as part of the consideration given to the holders of the Old Notes and the Preferred Stock Interests under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and therefore are exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

For purposes of this Application only, the directors and executive officers of each of the Applicants may be deemed to be “affiliates” of such Applicant. See Item 4 (“Directors and Executive Officers”) for a list of the directors and executive officers of each Applicant, which is incorporated herein by reference.

The following list sets forth the entities that may be deemed to be affiliates of the Issuer and the Guarantor as of the date of this Application (note that the jurisdictions of incorporation or organization of all entities presented is Delaware, and that the term “owns” indicates 100% ownership of all voting securities unless another percentage is noted):

1.	The Issuer owns (i) the Guarantor and (ii) American Centrifuge Holdings, LLC.

2.	American Centrifuge Holdings, LLC owns:

(a)	American Centrifuge Technology, LLC

(b)	American Centrifuge Demonstration, LLC

(c)	American Centrifuge Operating, LLC;

(d)	American Centrifuge Enrichment, LLC; and

(e)	American Centrifuge Manufacturing, LLC.

Following the completion of the transactions described in the Disclosure Statement, the organizational structure described above will remain the same from the level of the Issuer and below, and the ownership of the Issuer will be split among a number of persons, including holders of Old Notes, holders of Preferred Stock Interests and the existing holders of the Issuer’s common stock, who will receive shares of new common stock pursuant to the Plan. Information concerning persons who are expected to own 10 percent or more of the voting securities of the Issuer immediately following the completion of the transactions described in the Disclosure Statement is set forth in Item 5 hereto (“Principal Owners of Voting Securities”).

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

As of the date of this Application, the names of the directors and executive officers of the Issuer are set forth below. The mailing address for each director and executive officer is: Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817, and each person’s telephone number is (301) 564-3391:

Name	Position at Issuer

James R. Mellor	Chairman and Director
Joseph T. Doyle	Director
Sigmund L. Cornelius	Director
Michael Diament	Director
William J. Madia	Director
Hiroshi Sakamoto	Director
Walter E. Skowronski	Director
M. Richard Smith	Director
Mikel H. Williams	Director
John Welch	President and Chief Executive Officer
John Barpoulis	Senior Vice President and Chief Financial Officer
Peter Saba	Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary
Philip Sewell	Senior Vice President & Chief Development Officer
Robert Van Namen	Senior Vice President & Chief Operating Officer
Marian K. Davis	Vice President and Chief Audit Executive
John M.A. Donelson	Vice President, Marketing, Sales and Power
Stephen S. Greene	Vice President, Finance and Treasurer
J. Tracy Mey	Vice President and Chief Accounting Officer
E. John Neumann	Vice President, Government Relations
Stephen R. Penrod	Vice President, Enrichment Operations
Richard V. Rowland	Vice President, Human Resources
Paul E. Sullivan	Vice President, American Centrifuge and Chief Engineer

As of the date of this Application, the names of the directors and executive officers of the Guarantor are set forth below. The mailing address for each director and executive officer is: Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817, and each person’s telephone number is (301) 564-3391:

Name	Position at Guarantor

John K. Welch	President and Chief Executive Officer and Director
James R. Mellor	Director
Arthur D. Kowaloff	Director
Richard Nevins	Director
James B. Shein	Director
John C. Barpoulis	Senior Vice President and Chief Financial Officer
Peter B. Saba	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Philip G. Sewell	Senior Vice President and Chief Development Officer
Robert Van Namen	Senior Vice President and Chief Operating Officer
Marian Davis	Vice President and Chief Audit Executive
John M.A. Donelson	Vice President, Marketing, Sales and Power
Stephen S. Greene	Vice President, Finance and Treasurer
J. Tracy Mey	Vice President and Chief Accounting Officer
E. John Neumann	Vice President, Government Relations
Steven R. Penrod	Vice President, Enrichment Operations
Richard V. Rowland	Vice President, Human Resources
Paul E. Sullivan	Vice President and Chief Engineer

The Plan provides that the Issuer’s executive officers will continue to serve in their same respective capacities after the Issuer is reorganized under the Plan until replaced or removed in accordance with the Issuer’s new governing documents that will be entered into in connection with the Plan, subject to regulatory compliance. The Issuer’s Board after the Plan will be an eleven-person board but will initially have ten members, with one position vacant. The following individuals have been designated to serve as the initial ten members of the Board after the Plan has been implemented: John K. Welch, Michael Diament, Osbert Hood, Patty Jamieson, W. Thomas Jagodinski, Suleman E. Lunat, William J. Madia, Michael P. Morrell, Hiroshi Sakamoto and Mikel H. Williams. Four of these individuals (Mr. Welch, Dr. Madia, Mr. Diament and Mr. Williams) will continue from the existing Board; one individual (Mr. Sakamoto) will continue as the designee of Toshiba America Nuclear Energy Corporation; and the remaining five will be new members (Mr. Hood, Ms. Jamieson, Mr. Jagodinski, Mr. Lunat and Mr. Morrell). The vacant position is available to be filled by Babcock & Wilcox Investment Company should it elect, at its discretion, to appoint a designee to the new Board. Toshiba America Nuclear Energy Corporation and Babcock & Wilcox Investment Company are both holders of Preferred Stock Interests and, following the Effective Date, will be holders of the Issuer’s new Class B common stock and of the New Notes.

No change to the directors or executive officers of the Guarantor is currently contemplated after the Issuer is reorganized under the Plan.

The mailing address for each post-effective director and executive officer will be: Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817, and each person’s telephone number is (301) 564-3391.

5.	Principal Owners of Voting Securities.

The ownership structure of Issuer and the Guarantor both prior to and following the completion of the transactions described in the Disclosure Statement is as set forth in Item 3 hereto (“Affiliates”). As of the date of this Application, there is no person who owns 10% or more of the currently outstanding voting securities of the Issuer.

The table below sets forth the name and complete address, title of class, amount owned and percentage of voting securities for each person who is expected to own 10 percent or more of any of the voting securities of the Issuer immediately following the completion of the transactions described in the Disclosure Statement, based on ownership of Old Notes and Preferred Stock Interests as of the date of this Application. Following the completion of the transactions described in the Disclosure Statement, the Guarantor will continue to be a wholly-owned subsidiary of the Issuer.

Name and Complete Mailing Address	Title of Class	Amount Owned (1)	Percentage of Voting Securities Owned(2)
Prospector Partners Asset Management, LLC 370 Church Street Guilford, CT 06437	Class A common stock	938,526 shares	12.4%

(1)	Based on information available as of the date of this Application regarding ownership of the Old Notes. Holders of the Issuer’s new Class B common stock will generally not be entitled to vote such shares, subject to the exceptions described in Item 7(b) hereof.
(2)	Excludes 1,000,000 shares of class A common stock to be issued or reserved for issuance on account of stock options, stock appreciation rights, restricted stock units and/or other forms of equity-based awards granted under new management incentive plans.

UNDERWRITERS

6.	Underwriters.

(a)	No person, within three years prior to the date of filing this Application, has acted as an underwriter of any of the Applicants’ securities.

(b)	Not applicable.

CAPITAL SECURITIES

7.	Capitalization.

(a) (1) The Issuer. As of the date of this Application, the Issuer had the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding

Common stock, par value $0.10 per share	250,000,000 shares	4,948,135 shares
Series B-1 12.75% convertible preferred stock, par value $1.00 per share (1)	25,000,000 shares	75,000 shares
3% Convertible Senior Notes due 2014	$575,000,000	$530,000,000

(1)	Holders of the preferred stock hold warrants to purchase shares of preferred stock convertible into 6.25 million shares of the Issuer’s common stock upon the occurrence of certain events, including the sale of the Issuer.

Following the effectiveness of the Plan, the Issuer expects to have the following securities authorized and outstanding:

Title of Class	Amount Authorized		Amount Outstanding

Class A common stock, par value $1.00 per share	70,000,000 shares		7,563,600 shares	(1)
Class B common stock, par value $1.00 per share	30,000,000 shares		1,436,400 shares
Preferred stock, par value $1.00 per share	20,000,000 shares		0 shares
8.0% PIK Toggle Notes due 2019/2024	$240,380,000	(2)	$240,380,000	(2)

(1)	Excludes 1,000,000 shares of class A common stock to be issued or reserved for issuance on account of stock options, stock appreciation rights, restricted stock units and/or other forms of equity-based awards granted under new management incentive plans.
(2)	Subject to the payment of interest in the form of PIK Payments not to exceed $152.4 million in aggregate principal amount.

(2) The Guarantor. The only securities currently authorized by the Guarantor are its common stock, par value $0.01 per share. As of the date of this Application, 1,000 shares of the Guarantor’s common stock are authorized and 500 shares of the Guarantor’s common stock are outstanding and held by the Issuer. The Guarantor’s common stock will remain outstanding after the Issuer is reorganized under the Plan. The obligations of the Issuer under the New Indenture will be guaranteed on a limited basis by the Guarantor.

(b) (1) The Issuer.

(A) Holders of the Issuer’s common stock are entitled to one vote per share.

(B) Holders of the Old Preferred Stock are generally not entitled to vote such shares, other than, subject to certain limitations, (i) to elect two directors and (ii) voting together as a single class to the exclusion of holders of the Issuer’s common stock and any other series of preferred stock, with respect to (A) any amendment, alteration or repeal of any provision of the Issuer’s new Certificate of Incorporation that will be executed in connection with the Plan or to the Certificate of Designations related to the Old Preferred Stock so as to adversely affect the power, preferences and relative participating, optional and other rights of holders of the Old Preferred Stock, (B) the declaration or payment of any dividend or distribution of common stock or other series of capital stock ranking junior to the Old Preferred Stock, (C) the purchase, redemption or other acquisition for consideration by the Issuer of any common stock or other series of capital stock ranking junior or equal to the Old Preferred Stock and (D) the issuance of any class or series of capital stock ranking equal or senior to the Old Preferred Stock.

(C) Holders of the Issuer’s new Class A common stock to be issued on or after the Effective Date will be entitled to one vote for each Class A share held of record on all matters submitted to a vote of stockholders of the Issuer, provided, however, that unless otherwise required by law, Class A shares will not be entitled to vote on any amendment to the Issuer’s new Certificate of Incorporation that will be executed in connection with the Plan and that relates solely to one or more outstanding series of preferred stock or Class B shares if the holders of such affected class are entitled to vote upon such amendment, either separately or together with another class or series of stock.

(D) The holders of the Issuer’s new Class B common stock to be issued on or after the Effective Date will generally not be entitled to vote such shares, other than, subject to certain limitations, (i) to elect two directors and (ii) voting together with the Class A shares, as a single class, with respect to any merger or sale of substantially all of the Issuer’s assets that must be submitted to the stockholders pursuant to Delaware law.

(E) No preferred stock of the Issuer will be issued pursuant to the Plan.

(2) The Guarantor. The holder of the Guarantor’s common stock is entitled to one vote per share.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be issued under the New Indenture. The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture Relating to the New Notes filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings assigned to them in the New Indenture.

(a)	Events of Default.

Each of the following constitutes an “Event of Default” under the New Indenture:

1.	the Issuer defaults in the payment of interest on any Note when the same becomes due and payable and the Default continues for a period of thirty (30) days;

2.	the Issuer defaults in the payment of principal (or premium, if any) on any Note when the same becomes due and payable at the Maturity Date, upon redemption, by acceleration or otherwise;

3.	the Issuer defaults in the performance of or breaches the provisions of Article 5 of the New Indenture (Merger, Consolidation or Sale of Substantially All Assets);

4.	either of the Issuer or the Guarantor fails to comply with any of its other agreements or covenants in, or provisions of, the Notes or the New Indenture and the Default continues for sixty (60) days after written notice thereof has been given to the Issuer and Guarantor by the Trustee or to the Issuer and the Trustee by the Holders of at least twenty-five percent (25%) in aggregate principal amount of the then outstanding Notes, such notice to state that it is a “Notice of Default” (other than a default referred to in clauses 1., 2. or 3. of this paragraph);

5.	default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Issuer or any Subsidiary (or the payment of which is guaranteed by the Issuer or any Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (A) either (1) such default results from the failure to pay principal of or interest on such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the Maturity Date) has occurred, or the maturity of which has been so accelerated, exceeds $10,000,000 in the aggregate;

6.	a final nonappealable judgment or judgments for the payment of money (other than judgments as to which a reputable insurance company has accepted full liability) is or are entered by a court or courts of competent jurisdiction against the Issuer or any Subsidiary and such judgment or judgments remain undischarged, unbonded or unstayed for a period of sixty (60) days after entry, provided that, the aggregate of all such judgments exceeds $5,000,000;

7.	any failure by the Guarantor to comply with (after giving effect to any applicable grace periods) any material agreement or covenant in, or material provision of, any Security Document or the Intercreditor Agreement;

8.	the Issuer or the Guarantor: (1) commences a voluntary case pursuant to or within the meaning of any Bankruptcy Code, (2) consents to the entry of an order for relief against it in an involuntary case pursuant to or within the meaning of any Bankruptcy Code, (3) consents to the appointment of a Custodian of it or for all or substantially all of its property, (4) makes a general assignment for the benefit of its creditors, or (5) generally is not paying its debts as the same become due;

9.	a court of competent jurisdiction enters an order or decree under any Bankruptcy Code: (1) for relief against the Issuer or the Guarantor in an involuntary case, (2) appointing a Custodian of the Issuer or the Guarantor or for all or substantially all of their property, or (3) ordering the liquidation of the Issuer or the Guarantor, and such order or decree remains unstayed and in effect for sixty (60) days; and

10.	the Guarantor denies or disaffirms its obligations under the New Indenture or any Guarantee and such Default continues for ten (10) days.

The New Indenture provides that the Trustee shall, within ninety (90) days of the occurrence of a Default or Event of Default, mail to the Holders a notice of Default of Event of Default if the Trustee has knowledge thereof. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

If an Event of Default specified in clause 8. or clause 9. of the first paragraph of this Item 8(a) occurs, with respect to the Issuer or the Guarantor, all outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. Subject to the terms of the Intercreditor Agreement, if an Event of Default (other than an Event of Default specified in clause 8. or clause 9. of the first paragraph of this Item 8(a)) occurs and is continuing, the Trustee by written notice to the Issuer, or the Holders of at least twenty-five percent (25%) in principal amount of the then outstanding Notes by written notice to the Issuer and the Trustee, may declare the unpaid principal of and any accrued and unpaid interest on all the Notes to be due and payable. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding upon the conditions provided in the New Indenture.

The New Indenture provides that, subject to the Intercreditor Agreement and the Security Documents, the Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the New Indenture, the Intercreditor Agreement or the Security Documents that the Trustee determines may be unduly prejudicial to the rights of other Holders, or that may involve the Trustee in personal liability.

(b)	Authentication and Delivery of the Notes and Application of Proceeds.

At least one Officer of the Issuer shall sign the Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

A Note signed by the Issuer in accordance with Section 2.02 of the New Indenture shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Note has been authenticated under the New Indenture.

The Trustee shall, upon receipt of an Issuer Order, authenticate and deliver securities for original issue on the date of the New Indenture in the aggregate principal amount of $240,380,000. In addition, the Trustee shall, upon an Issuer Order, (i) authenticate PIK Notes (as defined in the New Indenture) that may be validly issued under the New Indenture and (ii) increase the principal amount of any Global Note as a result of a PIK Payment (as defined in the New Indenture), which amount shall be communicated to the Trustee. The aggregate principal amount of Notes that may be authenticated and delivered under the New Indenture is unlimited.

There will be no proceeds resulting from the issuance of the Notes on the date of the New Indenture.

(c)	Release of Property Subject to Lien.

Subject to compliance with TIA Section 314(d) relating to the release of property from the security interests created by the New Indenture and the Security Documents and compliance with the other provisions of Section 10.05 of the New Indenture, Collateral shall be released from the Liens created by the Security Documents and the rights of the Holders of such Secured Obligations to the benefits and proceeds of the Liens on the Collateral, and the obligations of the Guarantor under the Security Documents, will automatically terminate and be discharged:

1.	upon payment in full of the Notes and all other Obligations under the New Indenture, the Notes and the Security Documents then due and owing;

2.	upon the sale, transfer, exchange or other disposition of such Collateral made in accordance with Section 4.10 of the New Indenture (Limitation on Transfers of Collateral);

3.	pursuant to an amendment or waiver in accordance with Article 9 of the New Indenture (Amendments);

4.	as permitted or required pursuant to the terms of the Security Documents or the Intercreditor Agreement;

5.	upon satisfaction and discharge of the Notes pursuant to Article 12 of the New Indenture (Satisfaction and Discharge) or upon a Legal Defeasance or Covenant Defeasance; or

6.	other than with respect to the Unconditional Interest Claim, upon (A) the involuntary termination by the PBGC of any of the qualified pension plans of the Issuer or the Guarantor, (B) the cessation of funding prior to completion of the RD&D Program or (C) both an ACP Termination and either (1) the efforts by the Issuer to commercialize another next generation enrichment technology funded at least in part by new capital provided or to be provided by the Guarantor have been terminated or are no longer being pursued or (2) the attainment of capital necessary to commercialize another next generation enrichment technology with respect to which the Issuer is involved which does not include new capital provided or to be provided by the Guarantor.

Upon release of the Collateral, or any portion thereof, from the Subordinated Liens, in each case in accordance with clause 2. or clause 4. of the preceding paragraph, all rights, title and interest of the Collateral Agent therein shall thereupon cease and, at the written request of the Guarantor and at the cost and expense the Guarantor, the Collateral Agent (i) shall execute such instruments as the Guarantor may reasonably request to evidence such release of record and (ii) if the Collateral so released is in possession of the Collateral Agent, the Collateral Agent shall deliver such Collateral to the Guarantor as directed in such written request. Upon release of the Collateral, or any portion thereof, from the Subordinated Liens in accordance with the requirements described above (other than clause 2. or clause 4.) of the preceding paragraph), the Trustee shall not direct the Collateral Agent to release any Subordinated Lien on any Collateral unless and until the Trustee shall have received an Officers’ Certificate certifying that all conditions precedent hereunder have been met and such other documents required by TIA Section 314(d), as described in Section 10.05 of the New Indenture. Upon compliance with the above provisions, the Trustee shall direct the Collateral Agent to, at the request and expense of the Issuer, execute and deliver the release of any Collateral permitted to be released pursuant to the New Indenture or the Security Documents.

The release of any Collateral from the terms of the Security Documents shall not be deemed to impair the security under the New Indenture in contravention of the provisions described above and of the Security Documents if and to the extent the Collateral is released pursuant to the terms of the New Indenture and the Security Documents.

(d)	Satisfaction and Discharge.

The New Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, except that the Issuer’s and the Guarantor’s obligations under Section 7.07 of the New Indenture (Compensation and Indemnity) and the Trustee’s and the Paying Agent’s obligations under Section 8.06 of the New Indenture (Repayment to the Issuer) and Section 8.07 of the New Indenture (Reinstatement) shall survive, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one (1) year and the Issuer or the Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and interest, if any, to the Maturity Date or redemption date;

(2) in respect of subclause (b) of clause (1) above, no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or the Guarantor is a party or by which the Issuer or the Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Issuer or the Guarantor has paid or caused to be paid all sums payable by it under the New Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the Notes at the Maturity Date or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent under the New Indenture relating to the satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants.

The Issuer will deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate (provided that, one of the signatories to such Officers’ Certificate shall be the principal executive officer, principal financial officer or principal accounting officer of the Issuer) stating that as to each such Officer signing such certificate, to the best of his or her knowledge, the Issuer and the Guarantor are not in default in the performance or observance of any of the terms, provisions and conditions of the New Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer or the Guarantor, as applicable, is taking or proposes to take with respect thereto).

The Issuer will, upon any Officer becoming aware of any (i) any Default or Event of Default or (ii) any event of default under any mortgage, indenture or instrument referred to in Section 6.01(e) of the New Indenture, deliver to the Trustee an Officers’ Certificate specifying such Default, Event of Default or other event of default and what action the Issuer is taking or proposes to take with respect thereto.

9.	Other Obligors.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

(c)	The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A.1 — Certificate of Incorporation, as amended, of USEC Inc. (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (Securities and Exchange Commission file number 1-14287)).

(ii)	Exhibit T3A.2* — Certificate of Incorporation, as amended, of United States Enrichment Corporation.

(iii)	Exhibit T3B.1 — Amended and Restated Bylaws of USEC Inc., dated May 6, 2013 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2013).

(iv)	Exhibit T3B.2* — Bylaws of United States Enrichment Corporation.

(v)	Exhibit T3C* — Form of Indenture Relating to the New Notes among the Issuer, the Guarantor and the Trustee.

(vi)	Exhibit T3D — Not applicable.

(vii)	Exhibit T3E-1* — Disclosure Statement with respect to Plan of Reorganization of the Issuer (including the Plan and all other appendices thereto), dated as of July 11, 2014.

(viii)	Exhibit T3E-2* — Notice of Hearing to Consider Confirmation of, and Deadline for Objecting to, Plan of Reorganization, dated July 11, 2014.

(ix)	Exhibit T3F — Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

(x)	Exhibit 25.1* — Form T-1 Qualifying Bank of CSC Trust Company of Delaware, as Trustee under the New Indenture to be qualified.

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bethesda, and State of Maryland, on August 6, 2014.

USEC INC.

By:	/s/ JOHN C. BARPOULIS
	Name:	John C. Barpoulis
	Title:	Senior Vice President and Chief Financial Officer

UNITED STATES ENRICHMENT CORPORATION

By:	/s/ JOHN C. BARPOULIS
	Name:	John C. Barpoulis
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A.1

Certificate of Incorporation, as amended, of USEC Inc. (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (Securities and Exchange Commission file number 1-14287)).

Exhibit T3A.2*	Certificate of Incorporation, as amended, of United States Enrichment Corporation.

Exhibit T3B.1

Amended and Restated Bylaws of USEC Inc., dated May 6, 2013 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2013).

Exhibit T3B.2*	Bylaws of United States Enrichment Corporation.

Exhibit T3C*	Form of Indenture Relating to the New Notes among the Issuer, Guarantor and the Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Disclosure Statement with respect to Plan of Reorganization of the Issuer (including the Plan and all other appendices thereto), dated as of July 11, 2014.

Exhibit T3E-2*	Notice of Hearing to Consider Confirmation of, and Deadline for Objecting to, Plan of Reorganization, dated July 11, 2014.

Exhibit T3F	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit 25.1*	Form T-1 Qualifying Bank of CSC Trust Company of Delaware, as Trustee under the New Indenture to be qualified.

*	Filed herewith